CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway, Vancouver, BC V4Z 5J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Agrees to Buy Linkman International Language Institute in China

April 10th, 2013, CIBT Education Group Inc (“CIBT”)(NYSE MKT LLC and TSX: MBA) announced today that it has signed an agreement to acquire all of the issued and outstanding shares of Linkman International Language Institute (“Linkman”). The agreement provides for the purchase funds to be paid into a wholly owned subsidiary of CIBT in Beijing so that the purchase funds may be used by Linkman for working capital purposes while allowing CIBT to have full control of the funds.

Linkman is a language institution in China specializing in English language training for students in primary and secondary school, and professional English for adults. Linkman will become CIBT’s launching platform for its language subsidiary, KGIC International College. Linkman will change its name to KGIC English Academy, part of KGIC’s branding strategy in China, which will provide KGIC with existing brand, business, infrastructure and local and experienced management to cost-effectively springboard its strategy of adding more English training schools in China.

“As CIBT Group’s new division, Global Education Alliance (”GEA”), is gaining excellent traction in its referral business by sending Chinese students to elite North American kindergarten to grade 12 schools, the acquisition of Linkman is timely,” commented by Toby Chu, Vice Chairman President and CEO of CIBT Education Group. “Due to the decades old One-Child Policy in China, many Chinese parents contribute significantly to their only child’s education, with a strong preference to sending their child to study abroad in North America. In recent months, GEA has referred over 50 students to its partner elite schools in Canada and the United States, with ages ranging from 5 to 15 years old, and these students and their parents pay over $25,000 a year in tuition fees and contribute another $25,000 to $30,000 in capital bonds to our partner schools. We are seeing an increasing and significant demand for this sector and the enrollment age is becoming younger. In view of the increasing volume of primary and secondary school enrollment, the need to establish a youth bridging program to overcome the language and culture barriers also increases. For these reasons, a Youth Bridging Program (“YBP”) was developed by KGIC, our language school subsidiary with 15 years of experience in this sector. Linkman and other CIBT subsidiaries in China will become the launching platform for the YBP. Since the introduction of our YBP program in March, we have been receiving significant interest from language schools all over China and other parts of Asia. These language schools are interested to offer our YBP to their existing students with a view to sending their young students to our network of elite primary and secondary schools in Canada and the United States. Linkman has an extensive track record in educating young children and its client base consists of many tier one consumer families who are interested in sending their child abroad to our network of academic partners in North America.”

About Linkman International Language Institute:

Established in 2008 within the Xiaoshan District of Zhejiang, China, Linkman International Language Institute ("Linkman") is a language training institution that has grown at a fast pace.  In June 2011, Linkman established a second training center in Hangzhou, the largest city in the province of Zhejiang in China.  Linkman provides high quality English training programs to over 200 students in a wide range of age groups, but specializes in Children's English programs.  Linkman's programs include Children's English, Adult General English, Exam Preparation Courses, and Corporate Training programs.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE MKT LLC, CIBT Group owns and operates a network of business, technical and language colleges and offers cooperative joint programmes in 18 countries. Its subsidiaries include Sprott-Shaw College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, healthcare, hotel management and tourism, English language training, English teacher certification, junior and high school preparation program for overseas study, and other career/vocational training. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada, and Global Career Center ("GCC").   GCC is a job placement call center located in the Philippines dedicated to providing employment services to CIBT Group graduates for free throughout their careers.  Visit us online at www.cibt.net.

For more information contact:

Toby Chu

Vice-Chairman, President & CEO

CIBT Education Group Inc.

Investor Relations Contact:1-604-871-9909 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:

Some statements in this news release contain forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts. The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements. With respect to statements in this news release as to expectations for the acquisition of Linkman International Language Institute and our plans to integrate it into our existing network of subsidiary schools, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither NYSE MKT-LLC nor Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.